UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                CORVU CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                   221011 10 9
                                 (CUSIP Number)

                       COMVEST INVESTMENT PARTNERS II LLC
                      ONE NORTH CLEMATIS STREET, SUITE 300
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 868-6074

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                FEBRUARY 11, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 12)

CUSIP No. 221011 10 9               13D                       Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest Investment Partners II LLC (01-0784781)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    25,400,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    25,400,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,400,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221011 10 9               13D                       Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest II Partners, LLC (01-6228703)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    25,400,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    25,400,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,400,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221011 10 9               13D                       Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Associates Group Holdings, LLC (01-0622406)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    25,400,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    25,400,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,400,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221011 10 9               13D                       Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael S. Falk
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    25,400,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    25,400,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,400,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221011 10 9               13D                       Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert L. Priddy
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    25,400,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    25,400,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,400,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221011 10 9               13D                       Page 7 of 12 Pages

ITEM 1. SECURITY AND ISSUER.

         This Statement relates to shares (the "Shares") of the Common Stock, par value $0.01 per share (the "Common Stock") of CorVu Corporation, a Minnesota corporation (the "Issuer") acquired by the Reporting Person on February 11, 2005. The principal executive offices of the Issuer are located at 3400 West 66th Street, Edina, Minnesota, 55435.

ITEM 2. IDENTITY AND BACKGROUND.

         The name of the Reporting Person is ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest II Partners LLC, a Delaware limited liability company ("ComVest II Partners"), the managing member of which is Commonwealth Associates Group Holdings, LLC, a Delaware limited liability company ("CAGH"). Michael Falk ("Falk") is the Chairman and principal member of CAGH. Robert Priddy ("Priddy") is a member of ComVest Partners II. Falk and Priddy are citizens of the United States of America.

         The business address for ComVest and the other individuals described in this Item 2 is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

         During the last five years, neither ComVest nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 11, 2005, Issuer and ComVest signed a Securities Purchase Agreement (the "Purchase Agreement") and consummated the transactions contemplated thereby. Pursuant to the terms and conditions set forth in the Purchase Agreement, ComVest (i) purchased 22,000,000 shares of the Issuer's common stock for a purchase price of $3,300,000,(ii) purchased 17,000 shares of a Series C Convertible Preferred Stock ("Series C Preferrred Stock") plus five-year warrants to purchase up to 3,400,000 shares of the Issuer's common stock at an exercise price of $0.50 per share for an aggregate purchase price of $1,700,000, and (iii) provided to CorVu a senior secured loan in the principal amount of $1,500,000. In addition, the Issuer granted to ComVest warrants to purchase an additional 2,000,000 shares at $0.50; however, these warrants will become exercisable only if less than two ComVest designees are members of the Issuer's board of directors and ComVest owns more than 5,000,000 shares of the Issuer's common stock. Both warrants will not become exercisable prior to August 11, 2005.

         Each share of Series C Preferred Stock has a par value of $100 and will convert into 200 shares of the Issuer's common stock, subject to customary antidilution provisions. The Series C Preferred Stock will accrue cumulative quarterly dividends of $1.50 per share during the first year after issuance, $2.25 per share during the second year after issuance, and $3.00 per share during the third year after issuance. If the Issuer fails to pay such dividend within thirty days after the end of a quarter, ComVest has the right to request the conversion of the outstanding dividend amount into shares of the Issuer's common stock at the volume-weighted average closing price of the Common Stock of the Corporation during the twenty-day period beginning on the day of ComVest's conversion notice. The Issuer will have the right to redeem Series C Preferred Stock at any time upon 10 business days prior written notice upon payment of $100 per share plus accumulated but unpaid dividends; holders of Series C Preferred Stock may elect to

CUSIP No. 221011 10 9               13D                       Page 8 of 12 Pages

convert the stock at any time. The Issuer is obligated to use 100% of the proceeds from any equity or debt financing to redeem the Series C Preferred Stock. Upon liquidation of the Issuer, each share of Series C Preferred Stock entitles its holder to receive an amount of $150, prior and in preference to holders of common stock and any other preferred stock, and to participate, on an as-converted basis and together with holders of the Issuer's Series B Convertible Preferred Stock ("Series B Preferred Stock"), in any liquidation distributions to holders of common stock.

         The loan is secured by substantially all of the assets of the Issuer and its wholly-owned subsidiary, CorVu North America, and ranks senior to any existing or future indebtedness of the Issuer. The interest rate for the loan is 6% during the first year of the loan, 9% during the second year and 12% for the third year. The loan becomes immediately due and payable upon the earlier of (i) 36 months from the date of issuance, (ii) a merger or combination of the Issuer or a sale of all or substantially all of the assets of the Issuer, or (iii) the acquisition of more than 50% of the voting power or interest in the Issuer by a single entity or person. The Issuer is obligated to use 50% of any proceeds it may receive in the future upon the sale of certain equity or debt securities to retire the loan, provided, that all shares of Series C Preferred Stock have been redeemed previously. Without ComVest's approval, the Issuer may not maintain a cash balance of less than $750,000.

         All warrants are subject to anti-dilution protection.

         The Issuer paid a cash fee of $240,000 to ComVest at the closing.

ITEM 4.  PURPOSE OF TRANSACTION.

         ComVest purchased the Shares for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business or as set forth below, the Reporting Person has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Prior to the closing of the transactions with ComVest, the Issuer amended its articles of incorporation by filing the statement of designation of rights, preferences and limitations of the Series C Preferred Stock. The Issuer's board of directors had approved such statement of designation and had designated 17,000 shares out of the Issuer's authorized undesignated stock as shares of Series C Preferred Stock.

         As required by the Issuer's articles of incorporation, the majority of the holders of the outstanding shares of the Issuer's Series B Preferred Stock consented to the creation of the Series C Preferred Stock with liquidation preference, dividend and redemption rights on parity with, or senior to, the Series B Preferred Stock.

         Contingent upon the closing of the transaction, the Issuer's board of directors increased the number of directors to seven and elected two individuals designated by ComVest to fill these newly created seats. Accordingly, On February 11, 2004, the Issuer's board of directors increased the number of directors to seven and elected Robert L. Priddy and Robert L. Doretti to the board. Messrs. Priddy and Doretti had been designated by ComVest. ComVest will also appoint an observer to the Issuer's board of directors. One of the warrants granted to ComVest will become exercisable only if ComVest has less than two designees on the Issuer's board of directors at a time when ComVest owns more than 5,000,000 shares of the Issuer's stock (on an as-converted basis). In addition, ComVest entered into a Stockholders' Agreement with Justin MacIntosh, the Issuer's Chief Executive Officer, granting ComVest, among other things, a right of first refusal with respect to his shares of Common Stock under certain circumstances.

CUSIP No. 221011 10 9               13D                       Page 9 of 12 Pages

         The information provided in Item 3 is incorporated by reference herein.

         Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Including the shares of Common Stock and the shares of Series C Preferred Stock (on an as converted basis) that ComVest acquired in the transactions on February 11, 2005, ComVest now has the beneficial ownership of 25,400,000 shares of Common Stock of the Issuer, representing 48% of the Issuer's stock. In addition, ComVest has received a Preferred Warrant to purchase 3,400,000 shares of Common Stock exercisable at $0.50 per share and a Protective Warrant to purchase 2,000,000 shares of Common Stock exercisable at $0.50 per share (collectively, the "Warrants"). The Warrants have a delayed exercise period and, accordingly, the shares of Common Stock underlying the warrants have not been included in ComVest's beneficial ownership calculation.

         Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         (b) Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth above, neither ComVest nor any other person named in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, as required by Rule 13d- 1 under the Securities exchange Act of 1934.

2. Securities Purchase Agreement, dated as of February 11, 2005, by and between CorVu Corporation and ComVest Investment Partners II LLC.

3.       Senior Secured Note in the principal amount of $1,500,000.

CUSIP No. 221011 10 9               13D                      Page 10 of 12 Pages

4. Preferred Warrant to purchase 3,400,000 shares of Common Stock at $0.50 per share.

5. Protective Warrant to purchase 2,000,000 shares of Common Stock at $0.50 per share.

6.       Stockholders' Agreement.

7.       Security Agreement.

8.       Series C Certificate of Designation.

9.       Registration Rights Agreement

CUSIP No. 221011 10 9               13D                      Page 11 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2005             ComVest Investment Partners II LLC

                                             By: ComVest II Partners, LLC,
                                                 its managing member

                                             By: /s/ Robert L. Priddy
                                             -----------------------------------
                                             Name: Robert L. Priddy
                                             Title:   Managing Member


Dated:  February 22, 2005            ComVest II Partners, LLC

                                             By: /s/ Robert S. Priddy
                                             -----------------------------------
                                             Name:  Robert L. Priddy
                                             Title: Managing Member


Dated:  February 22, 2005            Commonwealth Associates Group Holdings, LLC

                                     By: /s/ Michael S. Falk
                                     -------------------------------------------
                                     Name:  Michael S. Falk
                                     Title: Chairman and Managing Member


Dated:  February 22, 2005             /s/ Michael S. Falk
                                     -------------------------------------------
                                      Michael S. Falk, individually


Dated:  February 22, 2005             /s/ Robert L. Priddy
                                     -------------------------------------------
                                      Robert L. Priddy, individually

CUSIP No. 221011 10 9               13D                      Page 12 of 12 Pages


                                  EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities exchange Act of 1934.

2. Securities Purchase Agreement, dated as of February 11, 2005, by and between CorVu Corporation and ComVest Investment Partners II LLC.

3.       Senior Secured Note in the principal amount of $1,500,000.

4. Preferred Warrant to purchase 3,400,000 shares of Common Stock at $0.50 per share.

5. Protective Warrant to purchase 2,000,000 shares of Common Stock at $0.50 per share.

6.       Stockholders' Agreement.

7.       Security Agreement.

8.       Series C Certificate of Designation.

9.       Registration Rights Agreement